EXHIBIT 99.1

2 October 2006

World Gaming plc

STATEMENT REGARDING PASSAGE OF LEGISLATION IN THE UNITED STATES OF AMERICA

The Board of World Gaming plc has noted that on 29 September 2006, the United States Congress passed legislation entitled the Unlawful Internet Enforcement Act of 2006 (the “Legislation”). The Legislation seeks to prohibit the processing and acceptance of financial transactions in connection with certain types of Internet gambling. The Legislation remains to be signed by the President of the United States. At this time the Board is not aware of the enactment date of the Legislation. Once enacted the Legislation may have a material adverse impact respecting ongoing operations. The Group is monitoring the situation closely and is seeking legal advice regarding the impact of the Legislation.

In addition, as a result of the passing of the Legislation, the Boards of World Gaming and Sportingbet have discontinued discussions in respect of Sportingbet making an all share offer of certain of its shares for those of World Gaming.

For further information please contact:

World Gaming plc	Tel. +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart & Co plc	Tel. 020 7776 6550

Ruari McGirr

College Hill	Tel: 020 7457 2020

Matthew Smallwood